EXHIBIT 23.2

Consent of Independent Auditor

The Management Committee and Joint Venturers

Mt. Gravatt Cinemas Joint Venture:

We consent to the incorporation by reference in the registration statements No. 333-162581 on Form S-3 and No. 333-167101 on Form S-8 of Reading International, Inc., of our report dated March 15, 2011 with respect to the statement of financial position of Mt. Gravatt Cinemas Joint Venture as of December 31, 2010, and the related income statement, statement of changes in members’ equity, and statement of cash flows for the year ended December 31, 2010, which report appears in the December 31, 2010, annual report on Form 10-K of Reading International, Inc.

KPMG

Sydney, Australia

March 15, 2011